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BEST AVAILABLE COPY

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65175

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:
Gravitas, LLC d/b/a
W. Quillen Securities

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

145 East 57th Street, 8th Floor
(No. and Street)

New York	**New York**	**10022**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Whitney Quillen **(212) 223-0188**
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Farkouh, Furman & Faccio, LLP
(Name — if individual, state last, first, middle name)

460 Park Avenue	**New York**	**New York**	**10022**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

PROCESSED
MAY 30 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, **Whitney Quillen** , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **W. Quillen Securities** ,as of **December 31**, **2007**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title

Notary Public

Howard [illegible]
Notary Public, [illegible] York
No.: [illegible]
Qualified in New [illegible] County
Commission Expires 7/19/2008

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Subordinated Borrowings.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) A reconciliation of net capital per original focus report to net capital.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

W. QUILLEN SECURITIES

REPORT ON FINANCIAL STATEMENTS

[redacted]

FOR THE YEAR ENDED
DECEMBER 31, 2007

(with supplementary information)

W. QUILLEN SECURITIES

INDEX

Facing page to Form X-17A-5	1
Affirmation of Principal Officer	2
Independent Auditor's Report	3
Financial Statements:	
Statement of Financial Condition	4
Statement of Income	5
Statement of Changes in Member's Equity	6
Statement of Cash Flows	7
Notes to Financial Statements	8 - 10
Supplementary Information:	
Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1	11
Reconciliation of Net Capital per Original Focus Report to Net Capital per Audited Report	12
Independent Auditor's Report on Internal Control Structure Required by SEC Rule 17a-5	13 - 15

Farkouh Furman & Faccio LLP
Certified Public Accountants and Advisors

INDEPENDENT AUDITOR'S REPORT

To the Member of
W. QUILLEN SECURITIES:

We have audited the accompanying statement of financial condition of W. QUILLEN SECURITIES as of December 31, 2007 and the related statements of income, changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We have conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of W. Quillen Securities as of December 31, 2007, and its results of operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 11 and 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Farkouh, Furman & Faccio LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 28, 2008

460 Park Avenue New York, New York 10022 T 212.245.5900 F 212.586.3240 www.fffcpas.com

W. QUILLEN SECURITIES

STATEMENT OF FINANCIAL CONDITION

AS AT DECEMBER 31, 2007

ASSETS

Cash	$	280,032
Due from clearing firm		193,077
Deposit held by clearing firm		271,815
Marketable securities, at market value		13,623
Accounts receivable		5,161
Taxes receivable		4,682
Prepaid expenses and other assets		52,517
Member loan		192,877
Furniture, equipment, and leasehold improvements (less depreciation of $87,264)		159,318
Security deposit		15,000
	$	1,188,102

LIABILITIES

Accounts payable and accrued expenses	$	623,630

MEMBER'S EQUITY

Retained earnings		593,928
Unrealized (loss) on securities		(29,456)
Total member's equity (statement attached)		564,472
	$	1,188,102

The notes to financial statements
are made a part hereof.

W. QUILLEN SECURITIES

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2007

Revenues:		
Commissions		$ 1,658,854
Advisory services		34,000
Private placement fee income		517,735
Capital introduction fee		7,238
Interest		13,376
Gain on sale of marketable securities		37,160
Miscellaneous income		35,001
Other income		19,684
		2,323,048
Expenses:		
Employee compensation and benefits	$ 890,345	
Commission expense	450,248	
Clearance	153,024	
Trading systems	114,082	
Rent	180,000	
Travel and entertainment	50,260	
Professional fees	63,107	
Research	29,945	
Office expense	40,959	
Bank service charges	4,179	
Regulatory fees	10,666	
Training and education	1,838	
Postage and delivery	984	
Depreciation	26,637	2,016,274
NET INCOME (TO STATEMENT OF CHANGES IN MEMBER'S EQUITY)		$ 306,774

The notes to financial statements
are made a part hereof.

W. QUILLEN SECURITIES

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2007

	RETAINED EARNINGS	UNREALIZED (LOSS) ON SECURITIES	TOTAL
BALANCE AT JANUARY 1, 2007	$ 267,154	$ (7,245)	$ 259,909
Member equity contributions	20,000		20,000
Net income (statement attached)	306,774		306,774
Unrealized (loss) on securities arising during the period		(22,211)	(22,211)
BALANCE AT DECEMBER 31, 2007 (TO STATEMENT OF FINANCIAL CONDITION)	$ 593,928	$ (29,456)	$ 564,472

The notes to financial statements
are made a part hereof.

W. QUILLEN SECURITIES

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2007

Cash flows from operating activities:		
Net income		$ 306,774
Adjustments to reconcile net income		
to net cash provided by operating activities:		
Depreciation	$ 26,637	
(Gain) on sale of marketable securties	(37,160)	
(Increase) in due from clearing firm	(162,660)	
(Increase) in deposit held by clearing firm	(6,793)	
Decrease in accounts receivable	74,994	
(Increase) in prepaid expenses and other assets	(45,225)	
Increase in accounts payable and accrued expenses	419,097	268,890
Net cash provided by operating activities		575,664
Cash flows from investing activities:		
Purchase of marketable securities		(65,554)
Proceeds from sale of marketable securities		78,880
Net cash provided by investing activities		13,326
Cash flows from financing activities:		
Loans to member		(192,877)
Repayments of member loan payable		(144,623)
Member equity contributions		20,000
Net cash (used) for financing activities		(317,500)
INCREASE IN CASH AND CASH EQUIVALENTS		271,490
Cash and cash equivalents - January 1, 2007		8,542
CASH AND CASH EQUIVALENTS - DECEMBER 31, 2007		$ 280,032

The notes to financial statements
are made a part hereof.

W. QUILLEN SECURITIES

NOTES TO FINANCIAL STATEMENTS
AS AT DECEMBER 31, 2007

ORGANIZATION AND NATURE OF BUSINESS:

W. QUILLEN SECURITIES (the "Company") is a New York Limited Liability Company formed on December 12, 2001. Effective July 25, 2002, the Company commenced operations as a broker-dealer registered with the Securities and Exchange Commission ("SEC") and became a member of the Financial Industry Regulatory Authority. The Company's revenue is derived principally from commissions received on security trades executed for customers and fees earned from private placements of equity securities.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

BASIS OF ACCOUNTING - The accompanying financial statements are prepared on the accrual basis of accounting, in accordance with accounting principles generally accepted in the United States of America.

CASH AND CASH EQUIVALENTS - Cash equivalents consist of highly liquid investments with original maturities of three months or less.

REVENUE RECOGNITION - Commission revenue and related expenses are recorded on a trade date basis which is the date the transaction is executed.

FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS - Furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over estimated useful lives of 5 to 10 years.

MARKETABLE SECURITIES - Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management. Unrealized gains and losses from securities designated as held for investment are reflected in the statement of changes in member's equity.

INCOME TAXES - The Company is a Limited Liability Company with a single member; therefore, the Company's member includes the operations of the Company in his individual income tax return and pays all Federal and state taxes associated with the operation of the Company. However, the Company conducts activities in New York City which imposes an unincorporated business tax on net income. The Company has a New York City unincorporated business tax net operating loss carryforward of $759,914 that will offset the net income for the period ended December 31, 2007.

USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTES TO FINANCIAL STATEMENTS
AS AT DECEMBER 31, 2007

CONCENTRATIONS OF CREDIT RISKS:

The Company has agreed to indemnify its clearing broker for credit losses that the clearing broker may sustain from the customer accounts introduced by the Company. Should a customer not fulfill his obligation on a trade date transaction the Company may be required to buy or sell securities at prevailing market prices in the future on behalf of their customers. All unsettled trades at December 31, 2007 were settled subsequent to the balance sheet date with no resulting liability to the Company.

At December 31, 2007, all the investments in securities, money market fund and amounts due from clearing broker reflected in the statement of financial condition are positions with and amounts due from one domestic broker. The clearing and depository operations for the Company's security transactions are provided by such broker.

During the course of the year ended December 31, 2007, the bank balances on occasion were in excess of the FDIC insurance limit of $100,000.

FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS:

Furniture, equipment and leasehold improvements at December 31, 2007 are as follows:

Office furniture	$ 25,368
Office equipment	21,618
Leasehold improvements	199,596
	246,582
Less depreciation	(87,264)
Total	$ 159,318

NET CAPITAL REQUIREMENTS:

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and further requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2007 the Company had net capital of $132,854 which was $91,278 in excess of its required net capital of $41,576. The Company's net capital ratio was 4.694 to 1.

COMMITMENT AND RELATED PARTY TRANSACTIONS:

The Company sub-leases office space from an entity in which the member of the Company is a partner. The lease term expires December 31, 2008 and is renewable for a one year period. Rent expense for the year ended December 31, 2007 was $180,000 and the Company maintains a security deposit of $15,000 with the lessor.

W. QUILLEN SECURITIES

COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM
NET CAPITAL RULE 15c3-1

AS AT DECEMBER 31, 2007

Total member's equity		$ 564,472
Deductions for non-allowable assets:		
Accounts receivable	$ 5,161	
Taxes receivable	4,682	
Prepaid expenses and other assets	52,517	
Member loan	192,877	
Furniture, equipment and leasehold improvements, net	159,318	
Security deposits	15,000	429,555
Net capital before haircuts		134,917
Haircuts:		
Trading securities	(2,043)	
Undue concentration	(20)	(2,063)
NET CAPITAL		132,854
Minimum net capital requirement of 6 2/3% of aggregate indebtedness or $5,000, whichever is greater		41,576
EXCESS NET CAPITAL		$ 91,278
Aggregate indebtedness		$ 623,630
Ratio of aggregate indebtedness to net capital		4.694

See the accompanying Independent Auditor's Report.

W. QUILLEN SECURITIES

RECONCILIATION OF NET CAPITAL PER ORIGINAL
FOCUS REPORT TO NET CAPITAL PER AUDITED REPORT

AS AT DECEMBER 31, 2007

Net capital per original focus report	$ 113,592
Change in net income from the original focus report to audited report	(6,336)
Decrease in non-allowable assets	27,661
Change in haircuts on securities:	
Investment securities	(2,043)
Undue concentration	(20)
Net Capital Per Audited Report	$ 132,854

See the accompanying Independent Auditor's Report

Farkouh
Furman & Faccio LLP
Certified Public Accountants and Advisors

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

To the Member of W. QUILLEN SECURITIES:

In planning and performing our audit of the financial statements and supplementary information of W. QUILLEN SECURITIES (the "Company") for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance

460 Park Avenue New York, New York 10022 T 212.245.5900 F 212.586.3240 www.fffcpas.com

that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Farkouh, Furman & Faccio LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 28, 2008

END